

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 28, 2016

Gustavo Mariani
Co-Chief Executive Officer
Marcos Marcelo Mindlin
Chairman
Pampa Energía S.A.
Maipú 1
C1084ABA, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 14, 2016**
> **File No. 333-214841**

Dear Messrs. Mariani and Mindlin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

The Merger

Merger Agreement, page 61

2. At the bottom of page 62, you indicate that you obtained a report on the exchange ratio from an independent auditor. Please furnish the information required by Item 4(b) of Form F-4.

Argentine Tax Consequences, page 76

3. It appears that you do not intend to provide a tax opinion. Please tell us how you arrived at this decision, considering the tax consequences appear to be material to investors. Please also enhance your disclosure to explain why the merger "may qualify" as a tax-free reorganization, with a view to understanding if the uncertainty relates solely to the future steps that must be undertaken and which you describe here.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Juan Giraldez, Esq.
Adam J. Brenneman, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP